UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

03890D108

(CUSIP Number)

Fredric N. Eshelman

Eshelman Ventures, LLC

319 North Third Street, Suite 301

Wilmington, North Carolina 28401

910-558-6885

with a copy to:

S. Halle Vakani, Esq.

Lorna A. Knick, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

919-781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 7 Pages
1.	Name of Reporting Person Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,272,130 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,272,130 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,272,130 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.87%(1)(2)
14.	Type of Reporting Person OO

(1) This amount includes 466,032 shares of common stock of Aravive, Inc., a Delaware corporation (the “Issuer”) that Eshelman Ventures, LLC (“Eshelman Ventures”) has the right to acquire upon the exercise of a pre-funded warrant (the “Pre-Funded Warrant”). This amount excludes 4,079,423 shares of the Issuer’s common stock underlying the Pre-Funded Warrant that are subject to a Beneficial Ownership Limitation restricting their exercise to the extent that the exercise would result in the Reporting Persons beneficially owning more than 19.99% of the Issuer’s outstanding shares of common stock described further below.

(2) Calculated based on 21,505,626 shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), which includes 21,039,594 shares of Common Stock outstanding as of December 31, 2021 as set forth in the Issuer’s registration statement on Form S-3, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2021 (the “Form S-3”) and 466,032 shares of Common Stock underlying the Pre-Funded Warrant issued to Eshelman Ventures that Eshelman Ventures has the right to acquire upon exercise of the Pre-Funded Warrants pursuant to the Investment Agreement described further below.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 7 Pages
1.	Name of Reporting Person Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 33,551
	8.	Shared Voting Power 4,272,130 (3)
	9.	Sole Dispositive Power 33,551
	10.	Shared Dispositive Power 4,272,130 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,681 (3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%(3)(4)
14.	Type of Reporting Person IN

(3) This amount includes 466,032 shares of Common Stock that Eshelman Ventures has the right to acquire upon the exercise of the Pre-Funded Warrant. This amount excludes 4,079,423 shares of Common Stock underlying the Pre-Funded Warrant that are subject to a Beneficial Ownership Limitation restricting its exercise to the extent that the exercise would result in the Reporting Persons beneficially owning more than 19.99% of the Issuer’s Common Stock described further below.

(4) Calculated based on 21,539,177 shares of Common Stock, which includes (i) 21,039,594 shares of Common stock outstanding as of December 31, 2021 as set forth in the Issuer’s Form S-3, (ii) 466,032 shares of Common Stock underlying the Pre-Funded Warrant issued to Eshelman Ventures that Eshelman Ventures has the right to acquire upon exercise pursuant to the Investment Agreement described further below and (iii) 33,551 shares of Common Stock underlying options granted to Dr. Eshelman that are exercisable in accordance to the respective vesting schedules described further below and within sixty (60) days of the date of this report.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 2 to the Schedule 13D amends the statement on Schedule 13D filed with the SEC on April 16, 2020, and as further amended and filed with the SEC on February 19, 2021, by the Reporting Persons and relates to the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 2 to the Schedule 13D shall have the meanings set forth in the Schedule 13D (as defined below). Except as expressly amended below, the Schedule 13D, filed with the SEC on April 16, 2020, and as further amended and filed with the SEC on February 19, 2021 (the “Schedule 13D”), remains in effect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On September 10, 2021, Dr. Eshelman was granted 22,812 options for his service as Chairman of the board of directors of the Issuer (the “Board”), all of which vest pro rata on a monthly basis commencing on October 10, 2021 with full vesting, if not fully vested by October 10, 2022, on the date of the Issuer’s 2022 annual meeting of stockholders.

The Reporting Persons are filing this Amendment No. 2 to the Schedule 13D as a result of the purchase by Eshelman Ventures of a Pre-Funded Warrant to purchase up to 4,545,455 shares of the Issuer’s Common Stock for an aggregate purchase price of $10,000,001. The purchase of the Pre-Funded Warrant was made pursuant to the Investment Agreement entered into on January 3, 2022, by and among the Issuer, Eshelman Ventures and, solely for purposes of Article IV and Article V of the Investment Agreement, Dr. Eshelman (the “Investment Agreement”). Eshelman Ventures purchased the Pre-Funded Warrant using its investment capital or funds under management.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Pre-Funded Warrant, and the underlying shares of Common Stock, have been acquired for investment purposes pursuant to the Investment Agreement, as further described in Item 6 below. The Reporting Persons may make further acquisitions of the Issuer’s Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Issuer’s Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 2 to the Schedule 13D for the aggregate number and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Amendment No. 2 to the Schedule 13D are calculated as described in footnotes 1, 2, 3 and 4 to the cover pages to this Amendment No. 2 to the Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 2 to the Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in this Item 5(c) was reported on a Form 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pre-Funded Warrant, and the underlying shares of Common Stock.

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 7 Pages

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 3, 2022, the Issuer and the Reporting Persons entered into the Investment Agreement relating to the Pre-Funded Warrant.

On January 5, 2022, pursuant to the Investment Agreement, Eshelman Ventures purchased the Pre-Funded Warrant, at a price of $2.20 per underlying share of Common Stock, which was the consolidated closing bid price of the Common Stock on The Nasdaq Global Select Market on December 31, 2021, for an aggregate purchase price of $10,000,001.

Pursuant to the Investment Agreement, the Issuer is obligated to hold an annual or special meeting of stockholders (the “Stockholder Meeting”) for the purpose of obtaining the Requisite Stockholder Approval (as defined below). The Stockholder Meeting shall be held no later than one hundred twenty (120) days following the date of the Investment Agreement (one hundred fifty (150) days if the SEC reviews the proxy statement for the annual or special meeting). The Issuer will use its reasonable best efforts to obtain the Requisite Stockholder Approval and will cause the Issuer’s Board to recommend to the stockholders that they approve such matter. If, despite the Issuer’s reasonable best efforts, Requisite Stockholder Approval is not obtained on or prior to May 5, 2022, the Issuer will cause an additional Stockholder Meeting to be held every six (6) months thereafter until such Requisite Stockholder Approval is obtained. “Requisite Stockholder Approval” means the stockholder approval contemplated by Rule 5635 of the Nasdaq Stock Market listing rules with respect to the issuance of shares underlying the Pre-Funded Warrant upon exercise in excess of the limitations imposed by such rule. In addition, the Issuer is required to file with the SEC a registration statement on Form S-3 with respect to the resale of the shares underlying the Pre-Funded Warrant and has agreed to use commercially reasonable efforts to cause it to be declared effective prior to the six-month anniversary of January 5, 2022.

Immediately upon obtaining the Requisite Stockholder Approval, the Reporting Person will have ten (10) days to exercise the Pre-Funded Warrant. If such exercise does not occur on the tenth (10th) day following obtaining the Requisite Stockholder Approval, the Pre-Funded Warrant will be automatically exercised via cashless exercise as described pursuant to Section 2(c) of the Pre-Funded Warrant.

The Pre-Funded Warrant provides that until the Issuer obtains the Requisite Stockholder Approval for the issuance of all the shares underlying the Pre-Funded Warrant, no shares underlying the Pre-Funded Warrant will be issued or delivered upon any proposed exercise of the Pre-Funded Warrant, and the Pre-Funded Warrant will not be exercisable to the extent that such issuance, delivery, or exercise would result in the Reporting Persons beneficially owning in excess of nineteen and ninety-nine-one-hundredths percent (19.99%) of the then-outstanding shares of Common Stock (the restrictions set forth in this sentence, the “Beneficial Ownership Limitation”).

The Pre-Funded Warrant will be immediately exercisable, subject to the Beneficial Ownership Limitation, and may be exercised at any time until the Pre-Funded Warrant is exercised in full. The exercise price and number of shares underlying the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Stock and the exercise price.

The issuance and sale of the Pre-Funded Warrant, and the underlying shares of Common Stock, was made in reliance upon the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended.

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 7 Pages

The Investment Agreement contains representations and warranties of the parties customary for transactions of this type. The representations and warranties contained in the Investment Agreement were made solely for the benefit of the parties to the Investment Agreement. In addition, such representations and warranties (i) are intended not as statements of fact, but rather as a way of allocating the risk between the parties to the Investment Agreement; (ii) have been qualified by reference to confidential disclosures made by the parties in connection with the Investment Agreement; and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Issuer.

The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022 and which agreement is incorporated by reference herein. The Pre-Funded Warrant is qualified in its entirety by reference to the full text of the form of such warrant, a copy of which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022 and which document is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (appears at page 8 of this statement).
Exhibit 4.1	Form of Pre-Funded Common Stock Purchase Warrant of Aravive, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).
Exhibit 10.2

Investment Agreement, dated as of January 3, 2022, by and among Aravive, Inc., Eshelman Ventures, LLC, and solely for purposes of Article IV and V of the Investment Agreement, Fredric N. Eshelman, Pharm.D. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 4, 2022).

CUSIP No. 03890D108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2022

ESHELMAN VENTURES, LLC
By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member
/s/ Fredric N. Eshelman
Fredric N. Eshelman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS AMENDMENT NO. 2 TO SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 2 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: January 5, 2022

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC
By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member
/s/ Fredric N. Eshelman
Fredric N. Eshelman